ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the three and six months ended June 30, 2018

ALAMOS GOLD INC. For the Three and Six Months Ended June 30, 2018

2018 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated August 1, 2018, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017 and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018, and notes thereto. The financial statements have been prepared in accordance with the IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 35.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. The operating mines are: the Young-Davidson and the Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2018 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Financial Results (in millions)
Operating revenues	$168.9	$131.3	$342.0	$252.3
Cost of sales (1)	$150.0	$109.5	$294.7	$219.6
Earnings from operations	$9.6	$15.8	$28.1	$18.0
Net (loss) earnings	($8.9)	$2.4	($8.3)	$2.5
Adjusted net earnings (2)	$4.9	$9.8	$17.2	$4.7
Cash provided by operations before working capital and cash taxes(2)	$54.7	$45.1	$117.3	$79.3
Cash provided by operating activities	$62.5	$51.4	$121.3	$71.5
Capital expenditures (sustaining) (2)	$12.1	$11.1	$22.8	$20.4
Capital expenditures (growth) (2)	$35.7	$38.2	$72.3	$60.1
Capital expenditures (capitalized exploration) (3)	$5.6	$2.2	$9.8	$4.6
Operating Results
Gold production (ounces) (4)	126,500	105,900	255,400	202,100
Gold sales (ounces)	129,272	104,023	259,317	202,778
Per Ounce Data
Average realized gold price	$1,307	$1,262	$1,319	$1,244
Average spot gold price (London PM Fix)	$1,306	$1,257	$1,318	$1,238
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,160	$1,053	$1,136	$1,083
Total cash costs per ounce of gold sold (2)	$832	$784	$811	$805
All-in sustaining costs per ounce of gold sold (2)	$996	$942	$966	$977
Share Data
Earnings per share, basic	($0.02)	$0.01	($0.02)	$0.01
Adjusted earnings per share, basic (2)	$0.01	$0.03	$0.04	$0.02
Weighted average common shares outstanding (basic) (000’s)	389,602	299,189	389,429	292,008
Financial Position (in millions)
Cash and cash equivalents (5)			$235.1	$200.8

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration and Mulatos and Island Gold.

(4)
Gold production from Island Gold has been included in this table for the period subsequent to November 23, 2017 only. Gold production from Island Gold for the three and six months ended June 30, 2017 was 26,110 and 49,882 ounces respectively.

(5)	Comparative Cash and cash equivalents balance as at December 31, 2017.

2018 Management’s Discussion and Analysis

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017(1)	2018	2017(1)
Gold production (ounces)
Young-Davidson	39,100	47,300	80,100	87,700
Mulatos	50,600	41,000	96,600	81,000
Island Gold (1)	26,700	—	54,800	—
El Chanate	10,100	17,600	23,900	33,400
Gold sales (ounces)
Young-Davidson	42,006	46,368	86,796	90,195
Mulatos	49,326	40,265	93,985	78,940
Island Gold (1)	27,257	—	54,760	—
El Chanate	10,683	17,390	23,776	33,643
Cost of sales (in millions)(2)
Young-Davidson	$56.7	$51.6	$113.7	$101.9
Mulatos	$49.2	$36.3	$92.8	$76.3
Island Gold (1)	$28.0	—	$55.5	—
El Chanate	$16.1	$21.6	$32.7	$41.4
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,350	$1,113	$1,310	$1,130
Mulatos	$997	$902	$987	$967
Island Gold (1)	$1,027	—	$1,014	—
El Chanate	$1,507	$1,242	$1,375	$1,231
Total cash costs per ounce of gold sold (3)
Young-Davidson	$890	$677	$856	$693
Mulatos	$795	$735	$791	$780
Island Gold (1)	$587	—	$570	—
El Chanate	$1,404	$1,185	$1,279	$1,165
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,083	$895	$1,037	$874
Mulatos	$854	$777	$848	$847
Island Gold (1)	$668	—	$650	—
El Chanate	$1,442	$1,208	$1,304	$1,198
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$18.5	$22.7	$41.4	$41.3
Mulatos(5)	$9.5	$14.6	$16.7	$26.0
Island Gold (1),(6)	$17.6	—	$31.5	—
El Chanate	$0.2	$0.3	$0.3	$0.9
Other	$7.6	$13.9	$15.0	$16.9

(1)
Operating and financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and six months ended June 30, 2017 was 26,110 and 49,882 ounces respectively.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)
Includes capitalized exploration at Mulatos of $0.9 million and $2.0 million for the three and six months ended June 30, 2018 ($2.2 million and $4.6 million for the three and six months ended June 30, 2017).

(6)	Includes capitalized exploration at Island Gold of $4.7 million and $7.8 million for the three and six months ended June 30, 2018.

2018 Management’s Discussion and Analysis

Second Quarter 2018 Highlights

•	Produced 126,500 ounces of gold, ahead of guidance of 125,000 ounces and 19% higher than the second quarter of 2017

•	Increased production guidance at Island Gold for the second time this year to a range of between 100,000 to 110,000 ounces, an 11% increase from original guidance (based on the mid-point of guidance)

•	Increased production guidance at Mulatos for the second time this year to a range of between 170,000 to 180,000 ounces, a 13% increase from original guidance (based on the mid-point of guidance)

•
Maintained 2018 Company-wide production guidance of 490,000 to 530,000 ounces of gold, with increased guidance at both Mulatos and Island Gold, offset by decreased guidance at Young-Davidson. Company-wide all-in sustaining cost guidance for the year has been maintained at $950 per ounce with lower costs anticipated in the second half of 2018

•
Sold 129,272 ounces of gold at an average realized price of $1,307 per ounce for revenues of $168.9 million. Cost of sales of $1,160 per ounce, total cash costs[1] of $832 per ounce and all-in sustaining costs ("AISC")[1] of $996 per ounce were all higher than full year guidance as a result of lower production from Young-Davidson in the quarter

•
Reported adjusted net earnings[1] of $4.9 million or $0.01 per share[1], reflecting adjustments for unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $15.3 million, as well as other one-time items

•	Realized a net loss of $8.9 million, or $0.02 per share

•
Generated cash flow from operating activities of $62.5 million ($54.7 million or $0.14 per share, before changes in working capital1), reflecting strong quarterly gold production. In addition, the Company generated $22.4 million in mine-site free cash flow[1], and $9.1 million of company-wide free-cash flow[1] in the quarter, both ahead of budget

•	Increased cash and cash equivalents to $235.1 million up from $231.8 million as of March 31, 2018. The Company remains debt free

•	Paid a semi-annual dividend of $0.01 per share, or $3.9 million, to shareholders on April 30, 2018

•
As outlined in May, recent exploration results at Island Gold continue to exceed expectations with a significant increase in Mineral Resources anticipated. The Company will be providing an interim Mineral Reserve and Resource update for Island Gold in the third quarter

•	Subsequent to quarter-end, announced the receipt of the GSM (Business Opening and Operation) permit and commencement of full construction activities at the Kirazlı project in Turkey

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2018 Management’s Discussion and Analysis

2018 Key Business Developments

Kirazlı Project
On July 25, 2018, the Company obtained the GSM (Business Opening and Operation) permit required for the development of its Kirazlı project from the Çanakkale Governorship in Turkey.
The Feasibility Study for Kirazlı (completed in the first quarter of 2017) is summarized below:

•
Proven and Probable mineral reserve of 26.1 million tonnes grading 0.79 grams per tonne of gold ("g/t Au") and 12.0 grams per tonne of silver ("g/t Ag"), containing 665,000 ounces of gold and 10.1 million ounces of silver

•	Average annual gold production of 104,000 ounces over five years with total life of mine production of 540,000 ounces

•	Life of mine total cash costs of $339 per ounce and mine-site all-in sustaining costs of $373 per ounce, among the lowest in the industry

•	Initial capital estimate of $152 million and total life of mine capital, including sustaining capital and closure costs, of $180 million

•
After-tax net present value ("NPV") of $187 million at an 8% discount rate ($223 million at a 5% discount rate) and an after-tax internal rate of return ("IRR") of 44%, representing a 1.4 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

With the receipt of the GSM permit, the Company will resume exploration activities at Kirazlı, with the objective of delineating additional mineable reserves.
The Company is commencing full scale construction activities at Kirazlı. Total capital expenditures for Kirazlı are budgeted to be $152 million, of which $50 to $60 million will be invested in 2018. In addition, the Company plans to resume exploration activities at Kirazlı, with the objective of delineating additional mineable reserves. Initial gold production from Kirazlı is expected in the second half of 2020 and will contribute to strong free cash flow growth.
Island Gold
On November 23, 2017, the Company completed the acquisition of Richmont Mines Inc. ("Richmont Mines"), and its Island Gold mine in northern Ontario for total consideration of $627 million. The Island Gold mine is a high-grade, low cost, long-life asset in Canada with significant exploration potential. Alamos Gold acquired Richmont Mines. by way of a statutory plan of arrangement. Effective August 1, 2018, Alamos Gold amalgamated with its then wholly-owned subsidiary, Richmont Mines.
Since acquisition, Island Gold has contributed strong gold production, cash flow and excellent exploration results. Ongoing surface and underground exploration drill programs have been successful in extending high-grade gold mineralization along-strike and down-plunge from existing Mineral Reserves and Resources across the Main Extension; the Eastern Extension; and the Western Extension. Given the exploration success to date, the 2018 exploration budget at Island Gold was increased 20% to $18 million in May 2018.
Mineral Reserve and Resource update
On February 21, 2018, the Company reported a global mineral reserve and resource update. Highlights of the release include the following:

•
Global Proven and Probable mineral reserves increased 28%, or 2.1 million ounces, to 9.8 million ounces of gold, (203 million tonnes (“mt”) grading 1.50 g/t Au net of mining depletion, with grades increasing 16%. The increase reflects the addition of Island Gold, further growth at La Yaqui Grande and the declaration of an initial mineral reserve at Lynn Lake

•
Island Gold’s Proven and Probable mineral reserves increased 18% to 887,000 ounces of gold, (2.7 mt grading 10.20 g/t Au) net of mining depletion. Mineral reserve grades also increased 11% to 10.20 g/t Au compared to 9.17 g/t Au at the end of 2016. Since 2014, mineral reserves have increased 383% in terms of ounces and 60% in terms of grade

•
Increased Proven and Probable mineral reserves at La Yaqui Grande to 644,000 ounces of gold, (14.3 mt grading 1.40 g/t Au) a 24%, or 123,000 ounce increase.  Including additions within the Mulatos Pit, this offset mining depletion at Mulatos

•	Initial Proven and Probable mineral reserve declared at Lynn Lake of 1.6 million ounces of gold (26.8 mt grading 1.89 g/t Au) with the release of the positive feasibility study in December 2017

•	Global Measured and Indicated mineral resources decreased 21% to 7.4 million ounces of gold, (207 mt grading 1.1 g/t Au) reflecting the conversion of mineral resources to mineral reserves at Lynn Lake

2018 Management’s Discussion and Analysis

Outlook and Strategy

	2018 Guidance						Total
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey (5)	Other (2)	Original	Revised
Gold production (000’s ounces)
Revised Guidance	180-190	170-180	100-110	40-50	—	—		490-530
Original Guidance	200-210	150-160	90-100	40-50	—	—	480-520
Cost of sales, including amortization (in millions)(4),(6)	$208	$175	$108	$58	—	—	$536	$549
Cost of sales, including amortization ($ per ounce)(4),(6)	$1,125	$1,000	$1,025	$1,285	—	—	$1,075	$1,075
Total cash costs ($ per ounce)(1),(6)	$675	$800	$575	$1,200	—	—	$740	$740
All-in sustaining costs ($ per ounce)(1),(6)					—	—	$950	$950
Mine-site all-in sustaining costs ($ per ounce)(1),(3),(6)	$850	$900	$825	$1,200	—	—	—	—
Amortization costs ($ per ounce)(1)	$450	$200	$450	$85	—	—	$335	$335
Capital expenditures (in millions)
Sustaining capital(1)	$35-40	$8-10	$25-27	—	—	—	$68-77	$68-77
Growth capital(1)	$35-40	$18-20	$25-28	—	$50-60	$46 (2)	$224-234	$174-194
Total capital expenditures(1)	$70-80	$26-30	$50-55	—	$50-60	$46	$292-$311	$242-$271

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

(5)	Capital guidance at Kirazlı reduced to $50-60 million from the original budget of $100 million.

(6)
Company-wide total cash costs, and all-in sustaining costs guidance remains unchanged. The Company has not revised guidance for total cash costs, and mine-site all-in sustaining costs at individual mine sites.

The Company continues to deliver on its strategic objectives of increasing cash flow from operations while advancing its portfolio of low-cost development projects. Gold production in the second quarter of 126,500 ounces exceeded guidance and increased 19% from the second quarter of 2017. Given the strong performance in the first half of the year, the Company is well positioned to achieve its previously increased full year production guidance of 490,000 to 530,000 ounces.

Company-wide production guidance has been maintained, with increased production guidance at both Island Gold and Mulatos offsetting a reduction at Young-Davidson. Global all-in sustaining cost guidance of $950 per ounce has been maintained with lower than guided costs at Island Gold and Mulatos expected to offset higher costs at Young-Davidson for the full year. Costs are expected to trend lower in the second half of 2018.

Gold production in the third quarter is expected to range between 120,000 and 125,000 ounces at lower all-in sustaining costs than in the second quarter. Fourth quarter gold production is expected to increase reflecting the completion of the mill expansion at Island Gold and higher production at Young-Davidson.

Young-Davidson produced 39,100 ounces in the second quarter. This result was below expectations reflecting eight days of downtime of the Northgate hoist and eleven days of downtime in the mill. As a result of the unplanned downtime for maintenance of both the Northgate hoist and the mill, as well as lower than budgeted throughput in the first half of the year, the Company is revising production guidance for Young-Davidson to a range of between 180,000 and 190,000 ounces. With the maintenance completed in late June, both the Northgate hoist and mill were fully operational in early July which is expected to drive stronger underground mining and milling rates in the second half of 2018. This, combined with higher underground grades, is expected to drive stronger production and lower costs in the second half of 2018.

Island Gold exceeded budget again in the second quarter, producing 26,700 ounces and bringing first half production to 54,800 ounces. Given the outperformance in both the first and second quarters, the Company is raising 2018 production guidance at Island Gold for the second time this year to a range of between 100,000 and 110,000 ounces, an 11% increase from original guidance (based on the mid-point). The Phase I expansion of the Island Gold mill to 1,100 tpd remains on track and is expected to be completed in September. This is anticipated to drive stronger production and lower costs in 2019 and beyond. Accordingly, the Company expects significant free cash flow growth in 2019.

2018 Management’s Discussion and Analysis

In parallel to the Phase I mill expansion, the Company is pursuing an aggressive exploration program at Island Gold which has been successful in driving nearly a 400% increase in Mineral Reserves and a 60% increase in the Mineral Reserve grade since 2014. As reported in May, the 2018 exploration program has continued to extend high-grade gold mineralization along-strike and down-plunge from existing Mineral Reserves and Resources across three main areas of focus.

Exploration results at Island Gold continue to exceed expectations with a significant increase in Mineral Resources anticipated. The Company will be providing an updated interim Mineral Reserve and Resource update for Island Gold in the third quarter. Ongoing exploration success will be incorporated into an evaluation of the most effective and economic approach to a Phase II expansion of the operation beyond 1,100 tpd.

Total production from the Mulatos district (including La Yaqui Phase I) increased to 50,600 ounces in the second quarter, again exceeding budget and bringing first half production to 96,600 ounces. As a result of continued strong performance from the heap leach pad and extended production from underground at San Carlos, Mulatos is now expected to produce between 170,000 to 180,000 ounces in 2018, a 13% increase from the mid-point of original guidance. With mill production winding down in the third quarter of 2018, the Company expects 2019 production to return to the previously guided range of 150,000 to 160,000 ounces per year, reflecting the end of production from San Carlos.

El Chanate produced 10,100 ounces in the second quarter and is expected to produce 40,000 to 50,000 ounces for the full year. This is down from 2017 reflecting lower mining rates with mining activities expected to cease early in the fourth quarter. Given the long leach cycle at El Chanate, the Company expects to benefit from ongoing gold production beyond 2018 through residual leaching. This will be lower cost and higher margin production, with mining activities completed, and is expected to drive higher mine-site free cash flow from the operation.

The Company expects combined annual gold production of at least 500,000 ounces from its existing operations in 2019 and 2020 with low cost production growth from Island Gold replacing production from El Chanate. Consolidated all-in sustaining costs are expected to decrease in 2019 reflecting the completion of the Phase I expansion at Island Gold and the end of the 5% royalty at Mulatos, with a further decline expected in 2020 reflecting higher underground mining rates at Young-Davidson. Increased production combined with declining operating costs is expected to result in strong free cash flow growth over the next three years.

On July 25, 2018, the Company was granted the GSM (Business Opening and Operation) permit required for the construction of its Kirazlı project. To date, construction has been focused on the surrounding infrastructure projects; however, with receipt of the GSM, full-scale construction activities will commence over the next two months. The Company has estimated spending for the remainder of the year of between $40 to $50 million, bringing total 2018 capital spending to between $50 and $60 million. The remainder of the $152 million initial capital budget for Kirazlı is expected to be spent in 2019 and the first half of 2020, with first production expected in the second half of 2020.

In addition to capital spending in Turkey, a total of $46 million is budgeted for development at Cerro Pelon, La Yaqui Grande and Lynn Lake as well as capitalized exploration at all sites. The total exploration budget of $36 million is primarily focused on following up on the ongoing success at Island Gold.

The Company is well positioned to fund this growth having significantly de-risked its balance sheet in 2017. The Company is debt free with growing cash flow from its operations and over $640 million of cash and available liquidity under the Company's credit facility.

2018 Management’s Discussion and Analysis

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Gold production (ounces)	39,100	47,300	80,100	87,700
Gold sales (ounces)	42,006	46,368	86,796	90,195
Financial Review (in millions)
Operating Revenues	$55.1	$58.5	$114.6	$112.1
Cost of sales (1)	$56.7	$51.6	$113.7	$101.9
(Loss) earnings from operations	($1.6)	$6.9	$0.9	$10.2
Cash provided by operating activities	$22.5	$27.3	$49.9	$45.8
Capital expenditures (sustaining) (2)	$7.9	$9.9	$15.5	$16.0
Capital expenditures (growth) (2)	$10.6	$12.8	$25.9	$25.3
Mine-site free cash flow (2)	$4.0	$4.6	$8.5	$4.5
Cost of sales, including amortization per ounce of gold sold (1)	$1,350	$1,113	$1,310	$1,130
Total cash costs per ounce of gold sold (2)	$890	$677	$856	$693
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,083	$895	$1,037	$874
Underground Operations
Tonnes of ore mined	553,883	580,351	1,138,943	1,156,370
Tonnes of ore mined per day ("tpd")	6,087	6,377	6,293	6,389
Average grade of gold (4)	2.35	2.60	2.36	2.58
Metres developed	3,079	3,425	6,223	6,667
Mill Operations
Tonnes of ore processed	598,196	629,470	1,267,483	1,324,094
Tonnes of ore processed per day	6,574	6,917	7,003	7,315
Average grade of gold (4)	2.17	2.45	2.20	2.31
Contained ounces milled	41,798	49,619	87,992	98,393
Average recovery rate	92%	92%	91%	91%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 39,100 ounces of gold in the second quarter of 2018, lower than the comparative quarter of 2017 due to unscheduled downtime of both the Northgate hoist and the mill, and lower grades mined.
During the quarter, the underground operations were impacted by an eight day shutdown of the Northgate hoist. The Company had previously scheduled a four day shutdown to change the head ropes on the Northgate hoist in July; however, this was moved to June to correspond with an unplanned shutdown required to replace a bearing on the hoist drum which failed prematurely. During the shutdown, the Company was unable to hoist ore for a period of eight days, which impacted throughput and production levels for the quarter. The maintenance was completed at the end of June and mining operations are expected to return to budgeted levels in the third quarter.
Underground grades mined of 2.35 g/t Au for the second quarter were in-line with the first quarter, but lower than the prior year quarter primarily as a result of mine sequencing. As previously guided, the Company is expecting stronger production in the second half of the year with grades and underground mining rates expected to increase through the remainder of the year.
During the second quarter, 598,196 tonnes or 6,574 tpd, were processed through the mill with grades averaging 2.17 g/t Au. Tonnes milled were lower than budget as a result of the eleven day shutdown of the mill to replace liners, and for repairs to the soleplate anchor bolts. The liner change was planned for July, but was moved up to coincide with the other maintenance required to the mill,

2018 Management’s Discussion and Analysis

and to correspond with the timing of the Northgate hoist downtime. During this period, the Company built up underground stockpiles of approximately 40,000 tonnes, which will be processed during the second half of 2018.
Mill recoveries of 92% were in line with expectations and the prior year period.
As a result of unplanned downtime in the second quarter and lower than budgeted throughput in the first half of the year, the Company is amending production guidance at Young-Davidson to between 180,000 and 190,000 ounces. The Company expects stronger throughput and production in the second half of the year.
Financial Review
For the quarter ended June 30, 2018, revenues of $55.1 million were $3.4 million lower than the comparative quarter, due to less ounces sold, partially offset by a higher realized gold price. For the first half of 2018, revenues of $114.6 million were $2.5 million higher than the prior year, attributable to a higher realized gold price, offset by lower ounces sold.
Cost of sales, which reflects mining and processing costs, royalties, and amortization expense, of $56.7 million were higher than the comparative quarter due to higher mining and processing costs. Cost of sales for the first half of 2018 were $113.7 million, an increase of $11.8 million due to higher mining and processing costs and amortization.
Total cash costs in the second quarter were $890 per ounce, an increase of 31% from the second quarter of 2017 due to lower grades processed and a higher mining cost per tonne, reflecting the impact of lower throughput on fixed costs. Total cash costs of $856 per ounce for the six-month period were 24% higher than the prior year period. Second quarter mine-site AISC were $1,083 per ounce, 21% higher than the prior year quarter reflecting higher total cash costs, partially offset by lower sustaining capital. Mine-site AISC for the six-month period were $1,037 or 19% higher than the prior year period due to similar factors.
Capital expenditures were in-line with budget at $18.5 million in the second quarter, including $7.9 million for sustaining capital and $10.6 million for growth capital. Total capital expenditures were 19% lower than the same quarter of 2017. Capital spending for the second quarter was focused primarily on lateral development in the upper and lower mines, and lower mine infrastructure. For the six-month period, capital expenditures of $41.4 million were consistent with the prior year period.
Young-Davidson generated mine-site free cash flow of $4.0 million in the second quarter, consistent with the prior year quarter and the first quarter of 2018, as lower capital expenditures were offset by lower operating cash flows. Year-to-date free cash flow of $8.5 million was higher than the prior year, primarily reflecting a higher gold price. The Company expects mine-site free cash flow to grow in subsequent quarters driven by stronger production and operating margins.

2018 Management’s Discussion and Analysis

Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located 83 kilometres northeast of Wawa, Ontario. The mine comprises 217 patented, leased and staked claims covering 7,926 hectares. The mine began production in October 2007.
Financial results for Island Gold are included for the period of ownership (November 23, 2017) onward. Operational data is presented in the table below for the second quarter and the six-month period of 2017, for informational purposes.

Island Gold Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017 (1)	2018	2017 (1)
Gold production (ounces) (1)	26,700	—	54,800	—
Gold sales (ounces) (1)	27,257	—	54,760	—
Financial Review (in millions)
Operating Revenues	$35.7	$—	$72.3	$—
Cost of sales (2)	$28.0	$—	$55.5	$—
Earnings from operations	$7.7	$—	$16.7	$—
Cash provided by operating activities	$22.0	$—	$45.7	$—
Capital expenditures (sustaining) (3)	$2.2	$—	$4.4	$—
Capital expenditures (growth) (3)	$10.7	$—	$19.3	$—
Capital expenditures (capitalized exploration) (3)	$4.7	$—	$7.8	$—
Mine-site free cash flow (3)	$4.4	$—	$14.2	$—
Cost of sales, including amortization per ounce of gold sold (2)	$1,027	$—	$1,014	$—
Total cash costs per ounce of gold sold (3)	$587	$—	$570	—
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)	$668	$—	$650	—
Underground Operations
Tonnes of ore mined	82,097	104,439	166,752	196,149
Tonnes of ore mined per day ("tpd")	902	1,148	921	1,084
Average grade of gold (5)	7.34	10.28	9.23	9.51
Metres developed	1,771	1,773	3,327	3,856
Mill Operations
Tonnes of ore processed	88,776	85,578	170,881	168,943
Tonnes of ore processed per day	976	940	944	933
Average grade of gold (5)	8.71	9.73	9.84	9.46
Contained ounces milled	24,861	26,760	54,085	51,354
Average recovery rate	97%	98%	96%	97%

(1)
Financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and six months ended June 30, 2017 was 26,110 and 49,882 ounces.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Grams per tonne of gold ("g/t Au").

Second quarter gold production of 26,700 ounces was above budget, and consistent with the prior year quarter. With year-to-date production of 54,800 ounces well ahead of budget, the Company is increasing Island Gold's 2018 production guidance for the second time this year to a range of 100,000 to 110,000 ounces, an 11% increase from original guidance.
The Company mined 82,097 tonnes of ore from underground in the second quarter of 2018, or 902 tpd, lower than the prior year quarter, though consistent with the first quarter of 2018. Underground mining rates are expected to ramp up in the latter part of 2018 concurrent with the completion of the mill expansion to 1,100 tpd. As guided, underground grades mined of 7.34 g/t Au in the second quarter were lower than the first quarter due to mine sequencing.
Mill throughput for the second quarter was 88,776 tonnes, or 976 tpd, an increase from 940 tpd in the prior year quarter. Milled grades averaged 8.71 g/t Au, consistent with full year guidance of 8.3 to 8.9 g/t Au. Milled grades were higher than grades mined with existing high-grade stockpiles supplementing mill feed. Mill throughput is expected to remain in a similar range in the third quarter and ramp up during the fourth quarter following the completion of the mill expansion to 1,100 tpd in September.

2018 Management’s Discussion and Analysis

Financial Review
With the Company acquiring Island Gold on November 23, 2017, financial information prior to the acquisition date has not been included in the comparative table above.
Island Gold generated revenues of $35.7 million in the second quarter, lower than the first quarter of 2018, reflecting lower realized gold prices. Revenues for the six-month period were $72.3 million on sales of 54,760 ounces of gold.
Cost of sales in the second quarter and year-to-date were $28.0 million and $55.5 million, respectively. Cost of sales includes ongoing amortization charges related to the purchase price of the asset, which increases amortization to approximately $450 per ounce based on current mineral reserves and resources.
Total cash costs of $587 per ounce were in-line with full-year guidance of $575 per ounce, however, higher than the prior quarter, reflecting lower grades mined. In addition, mine-site AISC of $668 per ounce were well below guidance of $825 driven primarily by timing of sustaining capital spending. Mine-site AISC are expected to be higher for the remainder of 2018, as sustaining capital increases in the second half of the year.
Capital expenditures totaled $17.6 million in the second quarter, with spending focused primarily on capitalized exploration, lateral development, mining equipment and the mill expansion. Total capital expenditures in the second quarter included $2.2 million of sustaining capital and $15.4 million of growth capital. Year-to-date capital expenditures totaled $31.5 million.
Island Gold generated mine-site free cash flow of $4.4 million during the second quarter and $14.2 million for the six-month period driven by stronger than budgeted production and operating margins. The Company expects Island Gold to generate sufficient cash flow to fully fund its enhanced exploration program and the mill expansion to 1,100 tpd.

2018 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,777 hectares of mineral concessions in close proximity to the Mulatos mine. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.9 million ounces of gold to-date. In addition, construction of the first phase of the La Yaqui mine was completed in the third quarter of 2017. The Mulatos mine is subject to a 5% royalty which is capped at 2 million ounces of gold, after which no third-party royalty is payable on production at Mulatos. Financial and operating results at Mulatos include La Yaqui Phase I, where commercial production commenced in September 2017.
Mulatos Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Gold production (ounces)	50,600	41,000	96,600	81,000
Gold sales (ounces)	49,326	40,265	93,985	78,940
Financial Review (in millions)
Operating Revenues	$64.1	$50.9	$123.7	$98.5
Cost of sales (1)	$49.2	$36.3	$92.8	$76.3
Earnings from operations	$13.2	$12.9	$25.9	$19.6
Cash provided by operating activities	$24.1	$19.8	$40.2	$28.9
Capital expenditures (sustaining) (2)	$1.8	$0.9	$2.6	$3.5
Capital expenditures (growth) (2)	$6.8	$6.0	$12.1	$7.1
Capital expenditures (capitalized exploration) (2)	$0.9	$2.2	$2.0	$4.6
La Yaqui Phase I construction cost (2)	$—	$5.5	$—	$10.8
Mine-site free cash flow, excluding La Yaqui construction costs (2)	$14.6	$10.7	$23.5	$13.7
Cost of sales, including amortization per ounce of gold sold (1)	$997	$902	$987	$967
Total cash costs per ounce of gold sold (2)	$795	$735	$791	$780
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$854	$777	$848	$847
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	2,266,642	1,759,168	4,456,376	3,569,810
Total waste mined - open pit	1,851,050	1,372,143	3,849,656	3,262,887
Total tonnes mined - open pit	4,640,240	3,131,311	9,510,622	6,832,697
Waste-to-ore ratio (operating)	0.82	0.78	0.86	0.91
Tonnes of ore mined - underground	21,284	29,414	38,907	57,769
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,802,109	1,649,330	3,552,580	3,302,314
Average grade of gold processed (5)	0.88	0.97	0.86	0.91
Contained ounces stacked	50,909	51,564	98,267	96,290
Mill Operations
Tonnes of high grade ore milled	31,485	35,346	61,874	71,110
Average grade of gold processed (5)	5.94	10.56	7.00	9.71
Contained ounces milled	6,012	11,998	13,929	22,202
Total contained ounces stacked and milled	56,921	63,562	112,196	118,492
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	89%	65%	86%	68%
Ore crushed per day (tonnes) - combined	20,100	18,300	20,000	18,500

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").

2018 Management’s Discussion and Analysis

Mulatos reported another strong performance with gold production of 50,600 ounces in the second quarter, well above budget and higher than both the first quarter and prior year quarter. The stronger than expected production was driven by higher heap leach recoveries as well as continued mill production from San Carlos.
Given the strong first half performance, with production of 96,600 ounces, the Company is increasing full year production guidance at Mulatos for the second time this year to a range of 170,000 to 180,000 ounces, a 13% increase from the original 2018 guidance.
Total crusher throughput averaged a record 20,100 tpd, reflecting the addition of La Yaqui Phase I. A total of 1,802,109 tonnes were stacked in the second quarter at a grade of 0.88 g/t Au, consistent with annual guidance. The waste-to-ore ratio of 0.82:1 was consistent with the prior year quarter and in line with guidance.
In the second quarter, 31,485 tonnes of ore from the San Carlos underground mine were milled at an average grade of 5.94 g/t Au. This was not included in the original budget as mill production was expected to have been completed by the end of the first quarter. Based on revised estimates, San Carlos is now expected to be completed in the third quarter with mill throughput expected to be slightly lower than the second quarter as mining activities wind down.
The recovery ratio of ounces produced to contained ounces stacked and milled was 89% in the quarter compared to 65% in the prior year period and guidance of 75%. The higher recoveries are the result of the recovery of deferred ounces from the leach pad, and stronger than budgeted recoveries at La Yaqui Phase I.
Financial Review
For the three months ended June 30, 2018, revenues of $64.1 million were 26% higher than the prior year quarter, reflecting a 23% increase in ounces sold and higher realized gold prices. Revenues for the six-month period were $123.7 million, 26% higher than the prior year period due to higher ounces sold and realized gold prices.
Cost of sales of $49.2 million in the second quarter and $92.8 million for the six-month period, were higher than the prior year periods reflecting higher total tonnes moved and increased amortization related to La Yaqui Phase I. Further, heap leach costs were impacted by higher processing costs due to a greater area under leach as compared to the prior year quarter. Cost of sales reflects mining and processing costs, royalties, and amortization expense.
Total cash costs of $795 per ounce in the second quarter were 8% higher than $735 per ounce in the prior year quarter, with the prior year benefiting from higher open pit and underground grades mined. Total cash costs for the six-month period of $791 per ounce were slightly higher than $780 per ounce reported in the prior year period. Mine-site AISC in the quarter were $854 per ounce, 10% higher than the prior year quarter reflecting higher total cash costs and higher sustaining capital. Mine-site AISC for the six-month period of $848 per ounce were consistent with the prior year period as higher cash costs were offset by lower sustaining capital per ounce.
Mulatos generated mine-site free cash flow of $14.6 million for the quarter and $23.5 million for the six-month period, both well ahead of budget, driven by substantial production and sales growth combined with higher gold prices. Mulatos is expected to generate strong cash flow in 2018, which will be used to advance the La Yaqui Grande and Cerro Pelon deposits through permitting, as well as funding ongoing exploration activities.

2018 Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate is an open pit, heap leach mining operation.
El Chanate Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Gold production (ounces)	10,100	17,600	23,900	33,400
Gold sales (ounces)	10,683	17,390	23,776	33,643
Financial Review (in millions)
Operating Revenues	$14.0	$21.9	$31.4	$41.7
Cost of sales (1)	$16.1	$21.6	$32.7	$41.4
Earnings from operations	($2.1)	$0.3	($1.3)	$0.3
Cash provided by (used by) operating activities	($0.4)	$3.2	$0.8	$2.2
Capital expenditures	$0.2	$0.3	$0.3	$0.9
Mine-site free cash flow (2)	($0.6)	$2.9	$0.5	$1.3
Cost of sales, including amortization per ounce of gold sold (1)	$1,507	$1,242	$1,375	$1,231
Total cash costs per ounce of gold sold (2)	$1,404	$1,185	$1,279	$1,165
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,442	$1,208	$1,304	$1,198
Open Pit Operations
Tonnes of ore mined	245,706	1,048,435	1,252,077	1,954,350
Total tonnes mined	2,298,354	5,739,576	5,263,634	13,298,901
Waste-to-ore ratio (operating)	8.35	4.47	3.20	5.80
Average grade of gold (4)	0.54	0.41	0.58	0.47
Crushing and Heap Leach Operations
Total tonnes of ore stacked	250,742	1,091,089	1,259,920	2,010,333
Average grade of gold (4)	0.53	0.49	0.58	0.51
Total contained ounces stacked	4,273	17,189	23,494	32,963
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	2,800	12,000	7,000	11,100

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
El Chanate produced 10,100 ounces of gold in the second quarter of 2018, down from 17,600 ounces in the prior year quarter, reflecting lower stacking rates in the first half of the year while completing the final push back of the pit. Mining rates were slightly lower than budget in the first half of the year, and as a result, mining activities are now expected to cease early in the fourth quarter. The Company expects to benefit from ongoing gold production at decreasing rates into the fourth quarter of 2018 and beyond through residual leaching which is expected to drive higher mine-site free cash flow.
Financial Review
Second quarter revenues of $14.0 million were lower than the comparative quarter of 2017 due to fewer ounces sold. Revenues for the six-month period were $31.4 million compared to $41.7 million in the prior year period, reflecting lower production as mining activities wind down.
Total cash costs per ounce of $1,404 for the second quarter and $1,279 for the six-month period were higher than the respective prior year periods, reflecting lower ounces stacked in the quarter while completing the final push back. Mine-site all-in sustaining costs per ounce were $1,442 for the quarter and $1,304 for the six-month period, higher than the respective prior year periods.

2018 Management’s Discussion and Analysis

Mine-site free cash flow was slightly negative at $0.6 million in the quarter and positive $0.5 million year-to-date. El Chanate is expected to realize higher cash flows from residual leaching starting in the fourth quarter of 2018. Given El Chanate's higher cost structure, the Company has hedged all of El Chanate's remaining 2018 gold production through gold collar contracts, ensuring a minimum gold price of $1,289 and participation up to a price of $1,473 per ounce.
Second Quarter 2018 Development Activities

Kirazlı (Çanakkale, Turkey)
On July 25, 2018, the Company received the GSM (Business Opening and Operation) permit, and now has all the major permits required for the development of Kirazlı.
The initial capital estimate for Kirazlı is $152 million of which $50 to $60 million is expected to be spent in 2018, inclusive of $10 million spent through the first half of the year. The bulk of the remaining initial capital will be spent in 2019 and the first half of 2020. Based on the current timelines, the Company expects initial production from Kirazlı in the second half of 2020.
Development activities continued during the quarter, and included power line construction, tree clearing, road relocation and construction of the water reservoir. Approximately 75% of tree clearing of the Kirazlı site has been completed, with the remaining portion to be completed later this year. Water reservoir earthworks and grouting is ongoing, with construction expected to be completed by the end of 2018. For the three and six months ended June 30, 2018, development expenditures at Kirazlı were $4.8 million and $9.9 million respectively.
As outlined in the 2017 Feasibility Study, Kirazlı has a 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce. The Company is also assessing the impact of the devaluation of the Turkish Lira on initial capital and operating costs, given the Feasibility Study was completed at an exchange rate of TL:USD of 2.9:1 while the current TL:USD is 4.8:1.
Mulatos District (Sonora, Mexico)
La Yaqui Grande and Cerro Pelon
The environmental impact assessment (“MIA”) for Cerro Pelon was submitted during the second quarter, with approval expected by the end of the year. The capital budget for Cerro Pelon in 2018 is $8 million which comprises engineering, permitting and early stage construction activities. The Cerro Pelon deposit is located approximately three kilometres from the existing Mulatos operation. Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit is expected to be trucked to the existing heap leach circuit for processing. Following MIA approval, construction and pre-stripping activities are expected to take approximately 18 months with initial production expected in 2020. Recently completed work includes the design of the waste rock dump, haulage road and crushing circuit.

La Yaqui Grande’s capital budget for 2018 is $5 million with spending focused on permitting and project engineering. The MIA is expected to be completed and submitted by the end of 2018 with construction and pre-stripping activities commencing in the latter part of 2019 and production in 2021. Similar to La Yaqui Phase I, La Yaqui Grande will be developed as a standalone, open pit, heap leach operation. La Yaqui Grande exploration activities in 2017 were successful in increasing Mineral Reserves by 28% to 644,000 ounces as at December 31, 2017 (14.3 million tonnes grading 1.4 g/t Au).

The Company spent $1.0 million on permitting and engineering activities in the second quarter, and $1.9 million for the year. The Company expects to ramp up spending in the second half of the year.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life (170,000 ounces over its first six years) at average mine-site all-in sustaining costs of $745 per ounce.
The 2018 capital budget for Lynn Lake is $12 million, comprised of $8 million for development activities and $4 million for exploration. Development spending will be focused on baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy federal and provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.
During the second quarter, the Company continued the review of value engineering initiatives to enhance the project’s economics, including modifications to the overall site layout, structures and foundations for the process plant, and review of camp location. During the second quarter, $1.5 million was spent at Lynn Lake mainly on project optimization and exploration activities, and $2.0 million year-to-date.

2018 Management’s Discussion and Analysis

Second Quarter 2018 Exploration Activities

Island Gold (Ontario, Canada)
Delineation drilling at Island Gold in 2017 was successful in increasing Mineral Reserves by 18%, net of mining depletion. The 2017 exploration program was also successful in outlining additional gold mineralization down plunge to the east.
The 2018 exploration program is targeting three main areas along the two kilometre Island Main Zone. The focus is on expanding the down-plunge and lateral extensions of the deposit with the objective of adding new near-mine Mineral Resources.
Drill holes in the Main and Western Extension areas are testing high-grade, east-plunging shoots below existing Mineral Reserves and Resources. Drill holes in the Eastern Extension are exploring for additional plunging shoots along strike beyond existing Mineral Reserves and Resources.
In May, the 2018 exploration budget was increased 20% to $18 million. This includes 45,000 metres ("m") of surface exploration drilling, up from 33,000 m. The 2018 program also includes 30,000 m of underground exploration drilling, 35,000 m of underground delineation drilling, and 15,000 m of regional exploration drilling.
The underground delineation drilling program is focused on converting Inferred Mineral Resources into Indicated Mineral Resources. This drilling is being conducted primarily from the 620 and 840 levels.
Surface exploration drilling
Surface exploration drilling totaled 13,250 m during the second quarter of 2018, with 17 holes completed as part of the directional drilling campaign. The directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area being targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.
The surface directional drilling programs will continue in 2018 with a focus on defining new Inferred Mineral Resources.
Underground exploration drilling
During the second quarter of 2018, a total of 7,441 m of underground exploration diamond drilling was completed in 39 holes from the 620 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks.
Total capitalized exploration expenditures at Island Gold during the second quarter of 2018 were $4.7 million, with year-to-date capitalized exploration expenditures of $7.8 million.
Highlight drill results from the 2018 drilling campaign were previously disclosed in a press release on May 24, 2018 and are summarized as follows:

•	Main Extension: step-out drilling continues to intersect high-grade gold mineralization which extends up to 900 m east of current Mineral Reserves, and remains open down-plunge. Highlights include:

•	32.06 g/t Au (14.18 g/t cut) over 4.10 m;

•	17.10 g/t Au (12.72 g/t cut) over 6.33 m; and

•	14.89 g/t Au (10.18 g/t cut) over 3.40 m.

•	Eastern Extension: high-grade mineralization extended east outside of Inferred Mineral Resources and remains open down-plunge. Highlights include:

•	71.27 g/t Au (42.14 g/t cut) over 4.92 m;

•	44.28 g/t Au (30.55 g/t cut) over 5.97 m;

•	47.68 g/t Au (19.26 g/t cut) over 3.69 m; and

•	35.15 g/t Au (13.42 g/t cut) over 4.29 m.

•	Western Extension: high-grade mineralization intersected outside of Inferred Mineral Resources, extending mineralization down-plunge. Highlights include:

•	31.54 g/t Au (31.54 g/t cut) over 5.07 m.

•	Infill drilling of Inferred Mineral Resources returns high-grade intersections, confirming continuity of mineralization which is expected to support Mineral Resource conversion. Highlights include:

•	127.90 g/t Au (69.18 g/t cut) over 6.38 m;

•	58.80 g/t Au (44.22 g/t cut) over 8.78 m;

•	134.37 g/t Au (15.48 g/t cut) over 3.04 m;

•	95.48 g/t Au (25.02 g/t cut) over 2.86 m;

•	93.55 g/t Au (18.59 g/t cut) over 2.66 m;

•	53.37 g/t Au (46.54 g/t cut) over 3.94 m;

•	30.37 g/t Au (30.37 g/t cut over 6.36 m; and

2018 Management’s Discussion and Analysis

•	41.30 g/t Au (22.85 g/t cut) over 4.64 m.

Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,777 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on prospects throughout the wider district. After significant exploration success at La Yaqui Grande over the past few years, the focus in 2018 has shifted to other parts of the district including El Carricito, El Halcon and El Jaspe.
In the second quarter of 2018, the Company invested $2.6 million in exploration activities within the Mulatos District, of which $0.9 million was capitalized and the remainder expensed. This included 8,854 m of diamond drilling and 201 m of reverse circulation drilling focused on both near-mine targets and regional targets including El Halcon and El Jaspe. Year-to-date, the Company has spent $7.0 million, of which $2.0 million capitalized.
At El Carricito, mapping and sampling continued during the second quarter with 100% of the concession having been mapped. El Carricito remains a key focus of the 2018 exploration program with 5,700 m of scout drilling planned for the second half of this year.
Lynn Lake (Manitoba, Canada)
Surface exploration drilling continued at Lynn Lake in the second quarter of 2018 with a total of 3,936 m drilled in ten holes. Exploration drilling was focused in the southern portion of the Lynn Lake Greenstone Belt testing for the continuation of structures related to gold mineralization along strike of Burnt Timber and Linkwood, as well as two regional targets.
During the second quarter, a regional exploration program was initiated focused on refining exploration targets and generating a pipeline of prospective targets across the Lynn Lake Greenstone Belt. This exploration program will continue into the third quarter of 2018.
A total of $4 million and 10,000 m of drilling is budgeted at the Lynn Lake project for 2018. Spending in the second quarter totaled $0.9 million, bringing the year-to-date expenditures to $1.7 million.

Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the second quarter of 2018, the London PM Fix price of gold averaged $1,306 per ounce. The spot gold price on August 1, 2018 was $1,221 per ounce. The price of gold ranged from $1,250 to $1,351 per ounce in the second quarter of 2018.
For the remainder of 2018, the Company has hedged 61,350 ounces ensuring an average minimum gold price of $1,289 per ounce and participation up to an average gold price of $1,473 per ounce, including gold collars executed for El Chanate's 2018 production.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the second quarter of 2018, the Mexican peso ("MXN") and CAD averaged approximately 19.38 MXN to $1 US dollar and $1.29 CAD to $1 US dollar, respectively, compared to average rates of 18.73 MXN to $1 US dollar and $1.26 CAD to $1 US dollar, respectively, in the first quarter of 2018. The Company recorded a $2.1 million foreign exchange loss in the second quarter. The majority of this loss resulted from translation of the Company's net monetary assets due to the weakening of the Mexican peso and Canadian dollar.
During the quarter, the movement of the CAD and MXN rates also generated a foreign exchange loss of $13.2 million on the revaluation of monetary tax and deferred tax balances, recorded in deferred tax expense.
The Company actively manages its currency exposure through a hedging program, which resulted in realized foreign exchange gains of $1.5 million in the quarter, and $4.5 million year-to-date. The realized gains were applied to the operating and capital costs at the operating mines, which benefited mine-site all-in sustaining costs.

2018 Management’s Discussion and Analysis

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Gold production (ounces) (1)	126,500	105,900	255,400	202,100
Gold sales (ounces)	129,272	104,023	259,317	202,778
Operating Revenues	$168.9	$131.3	$342.0	$252.3
Cost of sales(2)	$150.0	$109.5	$294.7	$219.6
Earnings from operations	$9.6	$15.8	$28.1	$18.0
Net (loss) earnings	($8.9)	$2.4	($8.3)	$2.5
Adjusted net earnings (3)	$4.9	$9.8	$17.2	$4.7
(Loss) earnings per share, basic	($0.02)	$0.01	($0.02)	$0.01
Adjusted earnings per share (3)	$0.01	$0.03	$0.04	$0.02
Total assets			$3,329.4	$2,423.6
Total non-current liabilities			543.1	320.6
Cash flow from operations	$62.5	$51.4	$121.3	$71.5
Dividends per share, declared	—	—	0.01	0.01
Average realized gold price per ounce	$1,307	$1,262	$1,319	$1,244
Cost of sales per ounce of gold sold, including amortization (2)	$1,160	$1,053	$1,136	$1,083
Total cash costs per ounce of gold sold (3)	$832	$784	$811	$805
All-in sustaining costs per ounce of gold sold (3)	$996	$942	$966	$977

(1)
Gold production from Island Gold have been included in this table for periods subsequent to November 23, 2017 only. Gold production from Island Gold for the three and six months ended June 30, 2017 was 26,110 and 49,882 ounces.

(2)	Cost of sales includes mining and processing costs, royalties and amortization

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of Second Quarter Financial Results

Operating Revenue
During the second quarter of 2018, the Company sold 129,272 ounces of gold for total revenue of $168.9 million, a 29% increase compared to the prior year period. This was primarily driven by the Island Gold acquisition, which contributed 27,257 ounces, or $35.7 million in sales for the quarter, a higher realized price of $1,307 per ounce compared to $1,262 per ounce in the prior year period (a $4.7 million benefit), partially offset by lower ounces sold at El Chanate. The Company's realized gold price of $1,307 per ounce was in line with the London PM fix.
Cost of Sales
For the second quarter of 2018, cost of sales were $150.0 million, compared to $109.5 million in the prior-year period.
Mining and Processing
Mining and processing costs were $101.3 million compared to $77.9 million in the prior-year period. The increased costs were mainly the result of the addition of Island Gold, which added $14.4 million of mining and processing costs in the period, as well as higher operating costs at Young-Davidson.
Consolidated total cash costs for the quarter were $832 per ounce, compared to $784 in the prior year period. The increase was driven by higher total cash costs at Young-Davidson resulting from lower grades mined and unscheduled downtime to the mine and mill, offset by the addition of lower cost production from Island Gold in the current period.
In the second quarter, AISC per ounce increased to $996 from $942 in the prior year period. This was primarily driven by higher total cash costs as sustaining capital was relatively in line on a per-ounce basis.
Royalties
Royalty expense was higher in the second quarter at $6.3 million, compared to $3.7 million in the prior year period, primarily due to the addition of Island Gold, and a higher number of ounces sold at Mulatos.

2018 Management’s Discussion and Analysis

Amortization
Amortization of $42.4 million in the quarter was higher than the prior year period expense of $27.9 million. Amortization was $328 per ounce, up from $268 per ounce in the prior year period, though consistent with the first quarter of 2018. This reflected higher amortization at all operating sites and the addition of Island Gold which carries a higher amortization per ounce charge.
Earnings from Operations
The Company recognized earnings from operations of $9.6 million in the quarter, compared to $15.8 million in the same period of 2017, as a result of increased operating costs at Young-Davidson and higher amortization charges at Island Gold, partially offset by stronger operating margins at Mulatos.
Net Earnings
The Company reported a net loss of $8.9 million in the quarter, compared to net earnings of $2.4 million in the same period of 2017. Net earnings in the period were significantly impacted by foreign exchange movements related to the weakening Canadian dollar, which generated a foreign exchange loss of $2.1 million, as well as foreign exchange losses of $13.2 million recorded within deferred income taxes.
Review of Six Month Financial Results

Operating Revenue
During the first half of 2018, the Company sold 259,317 ounces of gold for total revenue of $342.0 million, a 36% increase compared to the prior year period. This was primarily driven by the Island Gold acquisition, which contributed 54,760 ounces, or $72.3 million in sales for the year, and a higher realized price of $1,319 per ounce compared to $1,244 per ounce in the prior year period (a $15.2 million benefit).
Cost of Sales
For the first half of 2018, cost of sales were $294.7 million, compared to $219.6 million in the prior-year period.
Mining and Processing
Mining and processing costs increased to $198.2 million from $155.8 million in the prior-year period. The increased costs were mainly the result of the addition of Island Gold, which added $28.0 million of mining and processing costs in the current period.
Consolidated total cash costs for the year were $811 per ounce, compared to $805 in the prior year period. The slight increase in total cash costs is attributable to higher costs at Young-Davidson, offset by the addition of lower cost ounces from Island Gold.
For the year, AISC per ounce decreased to $966 from $977 in the prior year period. This was primarily driven by the addition of lower cost ounces from Island Gold, offset by slightly higher sustaining capital expenditures and corporate and administrative expenses.
Royalties
Royalty expense was higher in the first half at $12.0 million, compared to $7.5 million in the prior year period, primarily due to the addition of Island Gold, and a higher number of ounces sold at Mulatos.
Amortization
Amortization of $84.5 million in the period was higher than the prior year period expense of $56.3 million. Amortization was $326 per ounce, up from $277 per ounce in the prior year period, reflecting higher amortization at Island Gold which was acquired in November, 2017.
Earnings from Operations
The Company recognized earnings from operations of $28.1 million for the first six-months, compared to $18.0 million in the same period of 2017, driven by increased production at Mulatos and Island Gold, and a higher realized gold price.
Net Earnings
The Company reported a net loss of $8.3 million for the first half of 2018, compared to net earnings of $2.5 million in the same period of 2017. Net earnings in the period were significantly impacted by foreign exchange movements, as the Company recorded a foreign exchange loss of $3.4 million (a gain of $9.4 million in the prior year), in addition to foreign exchange losses of $22.7 million recorded within deferred income taxes mainly resulting from a weakening Canadian dollar.

2018 Management’s Discussion and Analysis

Consolidated Expenses and Other

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Exploration expense	($2.2)	($2.2)	($6.1)	($3.4)
Corporate and administrative expense	(4.6)	(3.6)	(9.0)	(7.3)
Share-based compensation expense	(2.5)	(0.2)	(4.1)	(4.0)
Finance expense	(0.9)	(0.5)	(1.8)	(4.7)
Foreign exchange (loss) gain	(2.1)	3.5	(3.4)	9.4
Other gain	2.0	2.9	1.3	0.9
Loss on redemption of senior secured notes	—	(29.1)	—	(29.1)
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expenses incurred in the second quarter of 2018 mainly relate to drilling at early-stage projects at Mulatos (El Jaspe and El Halcon), as well as corporate exploration support. Exploration at Island Gold, Lynn Lake and near-mine exploration at Mulatos was capitalized in the period and are reflected in capital expenditures. For the full year, exploration expense of $6.1 million incurred primarily relates to drilling in the Mulatos district.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs remained consistent with the prior year period and in line with annual guidance of $18 million for the year.
Share-based compensation
Share-based compensation expense for the quarter was $2.5 million, compared to $0.2 million in the prior year period. The cost was higher than the prior year period as a result of the impact of a higher share price on the mark-to-market revaluation of long-term incentive grants. For the first half of 2018, share-based compensation was $4.1 million, which was consistent with the prior year period of $4.0 million.
Finance expense
Finance expense was consistent with the prior year period, as the Company repaid the senior secured notes on April 3, 2017. This resulted in a reduction of gross interest expense per quarter subsequent to retirement of the notes.
Foreign exchange loss
During the quarter, a foreign exchange loss of $2.1 million was recorded. Both the Canadian dollar weakened by 4% and the Mexican peso as well by 9% in the quarter.
The Company has elected to adopt hedge accounting for its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the second quarter, the Company realized a gain of $1.5 million that was allocated to operating and capital costs, and a mark-to-market loss on the outstanding hedge position of $1.5 million recorded within other comprehensive income.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other gain
During the second, the Company recorded a gain of $2.0 million compared to a gain of $2.9 million in the prior year period. Other gain is comprised of mark-to-market gains on non-hedged derivatives, including gold collar contracts, as well as the renunciation of losses related to flow-through share issuances, and loss on disposal of assets.

2018 Management’s Discussion and Analysis

Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
In the first half of 2018, the Company recognized current income tax expense of $13.7 million and deferred tax expense of $18.8 million, compared to current income tax expense of $6.1 million and deferred tax recovery of $14.1 million in the prior year period. Current income tax expense in the first half of 2018 primarily related to Mexican income and mining tax, whereas the prior year current income tax expense related to mining tax payable in Mexico. The deferred tax expense was primarily driven by changes to foreign exchange rates during the quarter and the impact on monetary tax balances, mainly in Canada.
The Company's Mulatos and El Chanate mines in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively.  The legal entity financial statements for Mulatos, El Chanate, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar reporting financial statements. The tax impact of the monetary tax balances translated created a deferred tax expense of $7.4 million (deferred tax expense of $5.7 million in the first half of 2017). In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso and Canadian denominated deferred tax balances are translated to its US dollar reporting currency.  In the first half of 2018, this resulted in a deferred tax expense of $15.3 million (deferred tax recovery of $14.8 million in the first half of 2017).
Financial Condition

	June 30, 2018	December 31, 2017
Current assets	$441.2	$453.2
Current assets remained consistent with the prior year, with cash and cash equivalents increasing primarily due to free cash flow generated in the first half of the year, as well as the proceeds received from the disposition of investments in AuRico Metals and Corex Gold

Long-term assets	2,888.2	2,867.1	Long-term assets remained consistent with the prior year end as capital expenditures in the period were offset by amortization charges.
Total assets	$3,329.4	$3,320.3
Current liabilities	$119.4	$113.2	Current liabilities increased due to an increase in trade payables and accruals.
Non-current liabilities	543.1	525.9
Non-current financial liabilities increased slightly from the prior year-end. This is primarily due to movements in foreign exchanges rates and the impact of these changes on the deferred income tax liability.

Total liabilities	$662.5	$639.1
Shareholders’ equity	$2,666.9	$2,681.2	Shareholders' equity for the period decreased as a result of the net loss recoded and dividends declared during the period
Total liabilities and equity	$3,329.4	$3,320.3
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at June 30, 2018, the Company had cash and cash equivalents of $235.1 million and $9.0 million in equity securities compared to $200.8 million and $35.8 million respectively, at December 31, 2017. In addition, the Company has access to an additional $400 million in liquidity through its existing credit facility. In the opinion of management, the Company's liquidity position of $644.1 million at June 30, 2018 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.

2018 Management’s Discussion and Analysis

Cash Flow

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Cash flow provided by operating activities	$62.5	$51.4	$121.3	$71.5
Cash flow used in investing activities	(53.4)	(54.6)	(80.0)	(88.2)
Cash flow used in financing activities	(4.5)	(342.9)	(5.0)	(102.9)
Effect of foreign exchange rates on cash	(1.3)	0.6	(2.0)	1.1
Net increase in cash	3.3	(345.5)	34.3	(118.5)
Cash and cash equivalents, beginning of period	231.8	479.2	200.8	252.2
Cash and cash equivalents, end of period	$235.1	$133.7	$235.1	$133.7
Cash flow provided by operating activities
In the second quarter of 2018, operating activities generated cash flow of $62.5 million compared to $51.4 million in the same period of 2017. Cash flow provided by operations before working capital and taxes paid was $54.7 million in the second quarter, compared to $45.1 million in the prior year period. The increase was due to higher ounces sold, as well as stronger gross margins in the period resulting from a higher realized gold price. For the first half of 2018, operating activities generated $121.3 million compared to $71.5 million in the prior year period, as a result of higher gold sales and gross margins on ounces sold.
Cash flow used in investing activities
For the second quarter of 2018, capital expenditures were $53.4 million compared to $51.5 million in 2017. Capital expenditures were consistent with the prior year, as lower capital spending at Mulatos and Young-Davidson has been offset by spending at Island Gold, which was acquired on November 23, 2017. For the first half of 2018, the Company invested $104.9 million on mineral property, plant and equipment compared to $85.1 million in the prior year. In addition, the Company liquidated its investment in AuRico Metals Inc., and Corex Gold Corp in the first quarter of 2018 for proceeds of $24.9 million and realized a gain of $14.3 million ($12.5 million net of tax) recorded directly in retained earnings (deficit).
Cash flow used in financing activities
In the second quarter of 2018, the Company spent $4.5 million, mainly comprised of the semi-annual dividend payment of $3.9 million.
Credit Facility
On September 21, 2017, the Company amended and increased its existing undrawn revolving credit facility (the "Facility") from $150.0 million to $400.0 million. The maturity date of the Facility has been extended to September 20, 2021. The amended Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2018, the Company is in compliance with the covenants and the Facility is fully undrawn.

The Company incurred costs of $2.1 million to amend the Facility in 2017. These costs will be amortized into net earnings over the term of the Facility.

2018 Management’s Discussion and Analysis

Outstanding Share Data

August 1, 2018
Common shares	389,806,092
Stock options	9,647,358
Warrants	12,378,849
Deferred share units	629,519
Performance share units	1,037,674
Restricted share units	1,996,071
415,495,563
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s interim condensed consolidated financial statements for the three and six-months ended June 30, 2018.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at June 30, 2018, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,289 per ounce and a maximum average realized gold price of $1,473 per ounce, regardless of the movement in gold prices during 2018.
The following gold collar contracts are outstanding as of June 30, 2018:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2018	Collar	61,350	$1,289	$1,473
The fair value of these contracts was an asset of $2.3 million at June 30, 2018 (December 31, 2017 - asset of $0.5 million). The options mature through 2018.
For the three and six months ended June 30, 2018, the Company realized $0.3 million and $0.3 million, respectively related to the settlement of option contracts (for the three and six months ended June 30, 2017 - realized $nil). The Company had $1.9 million of unrealized gains for both the three and six months ended June 30, 2018 (for the three and six months ended June 30, 2017- unrealized gain of $0.9 million and an unrealized loss of $1.4 million ). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at June 30, 2018, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:

2018 Management’s Discussion and Analysis

Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2018	Collars	204.0	1.27	1.32
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)	Forward price (MXN/USD)
2018	Collars	660.0	18.71	21.97	N/A
2018	Forwards	120.0	N/A	N/A	18.78
2019	Collars	420.0	19.21	21.54	N/A
The fair value of these contracts was a liability of $1.9 million at June 30, 2018 (December 31, 2017 - asset of $5.0 million). For the three and six months ended June 30, 2018, the Company realized gains on foreign currency derivative instruments of $1.5 million and $4.5 million and had an unrealized losses of $3.7 million and $2.3 million, respectively (for the three and six months ended June 30, 2017 - realized gain of $1.0 million and $1.0 million and unrealized gains of $6.1 million and $8.6 million, respectively).
Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, and average realized prices)
	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Gold ounces produced	126,500	128,900	120,300	107,000	105,900	96,200	105,676	99,228
Gold ounces sold	129,272	130,045	126,786	100,551	104,023	98,755	107,505	94,791
Operating Revenues	$168.9	$173.1	$161.7	$128.8	$131.3	$121.0	$132.2	$125.6
Earnings from operations	$9.6	$18.5	$17.1	$20.9	$15.8	$2.2	$3.5	$17.2
Net earnings (loss)	($8.9)	$0.6	($4.7)	$28.8	$2.4	$0.1	($20.6)	$4.8
Earnings (loss) per share, basic(2)	($0.02)	$0.00	($0.01)	$0.10	$0.01	$0.00	($0.08)	$0.02
Earnings before interest, taxes, depreciation and amortization (1)	$51.9	$58.6	$48.1	$51.4	$50.6	$35.9	$29.3	$51.1
Cash provided by operating activities	$62.5	$58.8	$48.6	$43.4	$51.4	$20.1	$38.3	$36.7
Average realized gold price	$1,307	$1,331	$1,275	$1,281	$1,262	$1,225	$1,230	$1,325

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Operating revenues have trended up since Q3 2016 as a result of higher production and a strengthening gold price. In addition, the Company acquired Island Gold in the fourth quarter of 2017, increasing production and operating revenues further. Earnings from operations and cash flow from operating activities have improved since Q3 2016 as a result of a higher gold price and lower operating costs, resulting in higher margins on ounces produced.

2018 Management’s Discussion and Analysis

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	Company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in Other loss

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

2018 Management’s Discussion and Analysis

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net (Loss) Earnings	($8.9)	$2.4	($8.3)	$2.5
Adjustments:
Foreign exchange loss (gain)	2.1	(3.5)	3.4	(9.4)
Other gain	(2.0)	(2.9)	(1.3)	(0.9)
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	13.2	(8.0)	22.7	(9.1)
Loss on redemption of senior secured notes	—	29.1	—	29.1
Other income and mining tax adjustments (1)	0.5	(7.3)	0.7	(7.5)
Adjusted net earnings	$4.9	$9.8	$17.2	$4.7
Adjusted earnings per share - basic	$0.01	$0.03	$0.04	$0.02

(1)	This reflects the recognition of previously unrecognized capital losses, and the tax impact on adjusted earnings.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Cash flow from operating activities	$62.5	$51.4	$121.3	$71.5
Add back: Changes in working capital and cash taxes	(7.8)	(6.3)	(4.0)	7.8
Cash flow from operating activities before changes in working capital and cash taxes	$54.7	$45.1	$117.3	$79.3
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended June 30,		Three Months Ended March 31,
	2018	2017	2018	2017
Cash flow from operating activities	$62.5	$51.4	$121.3	$71.5
Less: mineral property, plant and equipment expenditures	(53.4)	(51.5)	(104.9)	(85.1)
Company-wide free cash flow	$9.1	($0.1)	$16.4	($13.6)
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2018 Management’s Discussion and Analysis

Total Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$62.5	$51.4	$121.3	$71.5
Less: operating cash flow used by non-mine site activity	(5.7)	1.1	(15.3)	(5.4)
Cash flow from operating mine-sites	$68.2	$50.3	$136.6	$76.9

Mineral property, plant and equipment expenditure	$53.4	$51.5	$104.9	$85.1
Less: capital expenditures from development projects, and corporate (1)	(7.6)	(19.4)	(15.0)	(27.7)
Capital expenditure from mine-sites	$45.8	$32.1	$89.9	$57.4

Total mine-site free cash flow	$22.4	$18.2	$46.7	$19.5

(1)	The comparative periods include capital expenditures related to La Yaqui Phase I of $5.5 million and 10.8 million for the three and six months ended June 30, 2017.

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$22.5	$27.3	$49.9	$45.8
Mineral property, plant and equipment expenditure	(18.5)	(22.7)	(41.4)	(41.3)
Mine-site free cash flow	$4.0	$4.6	$8.5	$4.5

Mulatos Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$24.1	$19.8	$40.2	$28.9
Mineral property, plant and equipment expenditure	(9.5)	(14.6)	(16.7)	(26.0)
Less: La Yaqui Phase I construction cost	—	5.5	—	10.8
Mulatos mineral property, plant and equipment expenditure	($9.5)	($9.1)	($16.7)	($15.2)
Mine-site free cash flow	$14.6	$10.7	$23.5	$13.7

Island Gold Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	$22.0	—	$45.7	—
Mineral property, plant and equipment expenditure	(17.6)	—	(31.5)	—
Mine-site free cash flow	$4.4	$—	$14.2	$—

2018 Management’s Discussion and Analysis

El Chanate Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions)
Cash flow from operating activities	($0.4)	$3.2	$0.8	$2.2
Mineral property, plant and equipment expenditure	(0.2)	(0.3)	(0.3)	(0.9)
Mine-site free cash flow	($0.6)	$2.9	$0.5	$1.3
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

2018 Management’s Discussion and Analysis

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$101.3	$77.9	$198.2	$155.8
Royalties	6.3	3.7	12.0	7.5
Total cash costs	$107.6	$81.6	$210.2	$163.3
Gold ounces sold	129,272	104,023	259,317	202,778
Total cash costs per ounce	$832	$784	$811	$805

Total cash costs	$107.6	$81.6	$210.2	$163.3
Corporate and administrative(1)	4.6	3.6	9.0	7.3
Sustaining capital expenditures(2)	12.1	11.1	22.8	20.4
Share-based compensation	2.5	0.2	4.1	4.0
Sustaining exploration	1.1	0.8	2.8	1.8
Accretion of decommissioning liabilities	0.9	0.7	1.5	1.3
Total all-in sustaining costs	$128.8	$98.0	$250.4	$198.1
Gold ounces sold	129,272	104,023	259,317	202,778
All-in sustaining costs per ounce	$996	$942	$966	$977

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions)
Capital expenditures per cash flow statement	$53.4	$51.5	$104.9	$85.1
Less: non-sustaining capital expenditures at:
Young-Davidson	(10.6)	(12.8)	(25.9)	(25.3)
Mulatos	(7.7)	(13.7)	(14.1)	(22.5)
Island Gold	(15.4)	—	(27.1)	—
Corporate and other	(7.6)	(13.9)	(15.0)	(16.9)
	$12.1	$11.1	$22.8	$20.4

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$36.5	$30.5	$72.5	$60.4
Royalties	0.9	0.9	1.8	2.1
Total cash costs	$37.4	$31.4	$74.3	$62.5
Gold ounces sold	42,006	46,368	86,796	90,195
Total cash costs per ounce	$890	$677	$856	$693

Total cash costs	$37.4	$31.4	$74.3	$62.5
Sustaining capital expenditures	7.9	9.9	15.5	16.0
Exploration	0.1	0.1	0.1	0.2
Accretion of decommissioning liabilities	0.1	0.1	0.1	0.1
Total all-in sustaining costs	$45.5	$41.5	$90.0	$78.8
Gold ounces sold	42,006	46,368	86,796	90,195
Mine-site all-in sustaining costs per ounce	$1,083	$895	$1,037	$874

2018 Management’s Discussion and Analysis

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$35.4	$26.8	$67.3	$56.2
Royalties	3.8	2.8	7.0	5.4
Total cash costs	$39.2	$29.6	$74.3	$61.6
Gold ounces sold	49,326	40,265	93,985	78,940
Total cash costs per ounce	$795	$735	$791	$780

Total cash costs	$39.2	$29.6	$74.3	$61.6
Sustaining capital expenditures	1.8	0.9	2.6	3.5
Exploration	0.5	0.3	1.7	0.8
Accretion of decommissioning liabilities	0.6	0.5	1.1	1.0
Total all-in sustaining costs	$42.1	$31.3	$79.7	$66.9
Gold ounces sold	49,326	40,265	93,985	78,940
Mine-site all-in sustaining costs per ounce	$854	$777	$848	$847

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$14.4	$—	$28.0	$—
Royalties	1.6	—	3.2	—
Total cash costs	$16.0	$—	$31.2	$—
Gold ounces sold	27,257	—	54,760	—
Total cash costs per ounce	$587	$—	$570	$—

Total cash costs	$16.0	—	$31.2	—
Sustaining capital expenditures	2.2	—	4.4	—
Total all-in sustaining costs	$18.2	$—	$35.6	$—
Gold ounces sold	27,257	—	54,760	—
Mine-site all-in sustaining costs per ounce	$668	$—	$650	$—

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$15.0	$20.6	$30.4	$39.2
Total cash costs	$15.0	$20.6	$30.4	$39.2
Gold ounces sold	10,683	17,390	23,776	33,643
Total cash costs per ounce	$1,404	$1,185	$1,279	$1,165

Total cash costs	$15.0	$20.6	$30.4	$39.2
Sustaining capital expenditures	0.2	0.3	0.3	0.9
Accretion of decommissioning liabilities	0.2	0.1	0.3	0.2
Total all-in sustaining costs	$15.4	$21.0	$31.0	$40.3
Gold ounces sold	10,683	17,390	23,776	33,643
Mine-site all-in sustaining costs per ounce	$1,442	$1,208	$1,304	$1,198

2018 Management’s Discussion and Analysis

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net earnings	($8.9)	$2.4	($8.3)	$2.5
Add back:
Finance expense	0.9	0.5	1.8	4.7
Amortization	42.4	27.9	84.5	56.3
Loss on redemption of senior secured notes	—	29.1	—	29.1
Deferred income tax expense	11.8	(14.8)	18.8	(14.1)
Current income tax expense	5.7	5.0	13.7	6.1
EBITDA	$51.9	$50.1	$110.5	$84.6
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

2018 Management’s Discussion and Analysis

Accounting Estimates, Policies and Changes

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2018 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2017.
Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three and six months ended June 30, 2018 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2017, with the exceptions listed in note 2 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2018, and below.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2018:
The Company has adopted IFRS 15 Revenue from Contracts with Customers ("IFRS 15") as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet through equity at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue ("IAS 18"). The details of accounting policy changes and the quantitative impact of these changes are described below.
IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the recognition of revenue under the criteria in our revenue recognition policy as set out in Note 2 of the 2017 consolidated financial statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to the consolidated financial statements as the timing of revenue recognition on gold sales is unchanged.
The Company has adopted IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Company has evaluated the impact of applying IFRIC 22, and has concluded that the adoption of the standard had no material impact on the condensed consolidated financial statements.
Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at June 30, 2018. In making this evaluation, management limited the scope of its evaluation to exclude the business acquired as a result of the acquisition of Richmont Mines Inc. on November 23, 2017 (refer to Scope of Evaluation - Acquisition of Richmont Mines Inc., below).
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at June 30, 2018 and have concluded that these are appropriately designed. In making this evaluation, management limited the scope of its evaluation to exclude the business acquired as a result of the acquisition of Richmont Mines Inc. on November 23, 2017 (refer to Scope of Evaluation - Acquisition of Richmont Mines Inc., below).

2018 Management’s Discussion and Analysis

Scope of Evaluation - Acquisition of Richmont Mines Inc.

Effective November 23, 2017, the Company acquired 100% of the outstanding common shares of Richmont Mines Inc. The results of Richmont’s operations have been included in the interim condensed consolidated financial statements since the date of acquisition. Management has excluded the Richmont operations from the Company’s assessment of disclosure controls and procedures and internal control over financial reporting. A summary of the financial information for Richmont, expressed in millions of dollars, which was included in the interim condensed consolidated financial statements of the Company as at June 30, 2018 and for the three and six months ended June 30, 2018 is as follows:

•	Revenue, $35.7 million and $72.3 million;

•	Earnings from operations, $7.7 million and $16.7 million;

•	Total assets, $866.9 million;

•	Total liabilities, $233.2 million;

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or development that the Company expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate", "intends", "estimates", "forecast", "budget", “contemplate”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

2018 Management’s Discussion and Analysis

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; employee and community relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and authorizations for the Company’s development and operating assets; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company's Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.